OFI Global Asset Management, Inc.

225 Liberty Street

New York, New York 10281-1008

December 13, 2017

Via Electronic Transmission

Mr. Edward Rubenstein

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Dear Mr. Rubenstein:

Thank you for your comments, received via phone conference on November 6, 2017, to the registration statement on Form N-1A/A (the “Registration Statement”) for OFI Pictet Global Environmental Solutions Fund, a series of OFI Funds Trust (the “Registrant” or the “Fund”) filed on October 25, 2017. Our responses are below. For your convenience, we have included each of your comments in italics below, followed by our response.

Accounting Comments

1.	Please ensure that the fund’s seed financials are filed before requesting acceleration of effectiveness.

The Fund will not request acceleration prior to filing the audited seed financials.

2.	Can the adviser recapture any expenses waived in accordance with the footnote to the fee table? Please note that any recapture must be limited to the less of the expense cap that was in effect at the time of the waiver or the expense cap in effect at the time of recapture.

The adviser does not intend to recapture waived expenses.

3.	Footnote #2 to the fee table suggests that the fund may utilize a subsidiary. Please confirm whether that is simply generic disclosure used across the complex or if this fund will use a subsidiary.

The Fund does not intend to utilize a subsidiary. The disclosure the staff has referenced is generic in order to provide efficiencies across all the funds in the Oppenheimer complex.

Prospectus

4.	Please clarify what is meant by use of the term “significantly” in the sentence describing the fund’s policy with respect to investments outside the U.S. The fund should consider disclosing a range stated in terms of the percentage of assets that it intends to invest outside the U.S.

The disclosure has been revised as follows:

The Fund seeks investment exposure to a number of countries throughout the world. Under normal circumstances, the Fund will invest significantly in companies domiciled, incorporated, organized or headquartered in at least three countries outside the U.S., including developing and emerging market countries (“Non-U.S. Companies”). Although the Fund can invest up to 100% of its assets in the securities of Non-U.S. Companies, ~~such companies.~~ under normal circumstances, it generally expects (but is not required) to invest at least 40% of its assets in the securities of such companies. However, if the Sub-Sub-Adviser (defined below) determines, in its sole discretion, that market conditions are not favorable, the Fund may invest less than 40% of its assets in Non-U.S. Companies, but generally will not invest less than 30% of its assets in such companies. The Fund does not limit its investments to issuers in a particular market capitalization range and at times may invest a substantial portion of its assets in one or more particular market capitalization ranges.

5.	Please disclose the Class I involuntary conversion feature in close proximity to the discussion regarding the features of Class I shares.

The following disclosure has been added to the section “About Class I Shares”:

“The minimum account balance for Class I shares is $250,000. If a Class I account balance falls below $250,000, the account may be redeemed or converted into a Class Y share account. This minimum balance policy does not apply to Class I share accounts for which the minimum initial investment is waived.”

6.	Item 30 requires the Fund to include a statement of the general effect of any contract, arrangements, or statute under which any director, officer, underwriter or affiliated person of the Fund is insured or indemnified against any liability incurred in their official capacity, other than insurance provided by any director, officer, affiliated person, or underwriter for their own protection. A cross-reference is not appropriate unless it is a cross-reference to a summary describing the Item 30 requirement.

The Fund has revised the Item 30 disclosure as follows:

Item 30. – Indemnification

~~Reference is made to the provisions of Article VII of Registrant’s Agreement and Declaration of Trust filed as Exhibit 28(a) to the Registration Statement and incorporated herein by reference.~~

The Registrant’s organizational documents contain provisions indemnifying Trustees and officers against liability incurred in their official capacities. Article VII, Section 7.5 of the Agreement and Declaration of Trust provides that every Trustee or officer of the Trust shall be indemnified by the Trust to the fullest extent permitted by law against liability and against all expenses reasonably incurred or paid by him or her in connection with any claim, action, suit or proceeding in which he or she becomes involved as a party or otherwise by virtue of his or her being or having been a Trustee or officer of the Trust and against amounts paid or incurred by him or her in the settlement thereof.

Insofar as indemnification for certain liabilities arising under the Securities Act of 1933 may be permitted to trustees, officers and controlling persons of Registrant pursuant to the foregoing provisions or otherwise, Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Registrant of expenses incurred or paid by a trustee, officer or controlling person of Registrant in the successful defense of any action, suit or proceeding) is asserted by such trustee, officer or controlling person, Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

7.	In the appendix describing the intermediary-specific waivers, please clarify that additional waivers, such as those noted in the prospectus under the heading “Sales Charge Waivers” may apply regardless of the intermediary through which shares are purchased.

The Fund has made the following clarifications:

In the prospectus under the heading “Sales Charge Waivers,” the disclosure has been revised as follows:

Sales ChargeWaivers. The Fund and the Distributor offer the following opportunities to purchase shares without front-end or contingent deferred sales charges. ~~The Fund reserves the~~ Additional waivers and discounts, ~~right to amend or discontinue these~~ other than those listed immediately below, ~~programs at any time without prior notice~~ may be offered~~. The waivers below apply to the extent the Fund offers the particular share class identified below~~ to clients of certain financial intermediaries. ~~You must~~ Such intermediary- ~~advise the Distributor~~ specific waivers and discounts~~, the Transfer Agent or your financial intermediary that you qualify for the waiver at~~ are described in the appendix to the prospectus titled “~~the time you submit your purchase order or redemption request~~ Special Sales Charge Arrangements and Waivers.”

The first full paragraph in the appendix has also been revised as follows:

In certain cases, the initial sales charge that applies to purchases of Class A shares of the Oppenheimer funds or the contingent deferred sales charge (“CDSC”) that may apply to Class A, Class B or Class C shares of the Oppenheimer funds may be waived. The ~~availability of the~~ sales charge ~~reductions and waivers~~ waivers and discounts discussed in the prospectus ~~will~~ under “~~depend upon whether~~ Sales Charge Waivers” ~~or not you purchase your shares through a financial intermediary~~ are offered by the Fund and Distributor. ~~Certain~~ However, ~~intermediaries have different policies and procedures regarding the availability of sales charge reductions or waivers~~ the additional waivers and discounts set forth below may be offered to clients of specific ~~which are set forth below~~ financial intermediaries. In all instances, it is the shareholder’s responsibility to notify the Fund or the shareholder’s financial intermediary at the time of purchase or redemption of any relationship or other facts qualifying the shareholder for sales charge waivers or discounts.

~~For~~ The financial intermediary-specific waivers and discounts ~~not available through a particular intermediary~~ shown below are only available to clients of those~~, shareholders will have to purchase Fund shares~~ financial intermediaries specifically named in this appendix. ~~either without using a financial intermediary or through another intermediary to receive these~~ Clients of other intermediaries may be eligible for the discounts and waivers listed in the prospectus under “Sales Charge Waivers,”~~waivers or discounts~~ but are not entitled to the waivers and discounts included in this appendix. Please contact your financial intermediary for questions regarding your eligibility and ~~to receive the most current~~ for more information with respect to your financial intermediary’s ~~policies on~~ sales charge ~~variations,~~ waivers and discounts.

8.	In the appendix describing prior performance, please clarify that only one account is included in the composite and that the table does not include performance for the prior 3 and 5 year periods.

We confirm that only one account is included in the composite, and have added language that clarifies this point. The table has been revised to reflect only the applicable performance periods, which does not include 3 and 5 year periods.

Statement of Additional Information

9.	Please delete the reference to “self-directed brokerage accounts” in the SAI. The corresponding sentence was deleted in the prospectus.

The Fund has deleted the reference accordingly.

* * * * *

Please direct any questions you may have regarding the Registration Statement or this letter to the undersigned at:

OFI Global Asset Management, Inc.

225 Liberty Street

New York, New York 10281-1008

212-323-5231

aruffle@ofiglobal.com

Sincerely,

/s/ Adrienne Ruffle

Associate General Counsel

cc: Cynthia Lo Bessette, Esq.

Joseph Benedetti, Esq.

Taylor Edwards, Esq.

Kramer Levin Naftalis & Frankel LLP